SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on May 11, 2018

1. Date, Time and Place: On May 11, 2018, at 2:00 p.m., at the Company’s headquarters, at Avenida das Nações Unidas 8.501, 19º andar.

2. Call Notice and Attendance: Members of the Board of Directors were regularly summoned. All members of the Company’s Board of Directors attended the meeting; therefore, the instatement and approval of the quorum were verified, pursuant to Article 19 of the Company’ Bylaws.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The attending board members unanimously resolved on the following, without any reservations:

4.1. Pursuant to Article 17 of the Company’s new Bylaws, to elect Mr. Odair Garcia Senra as chairman of the Board of Directors, considering his re-election as a member of the Company’s Board of Directors at the Annual Shareholders’ Meeting held on April 27, 2018.

4.2.  In view of expiration of term of office, to elect to compose the Audit Committee, with a term of office to expire on May 11, 2020, Mr. (i) Tomás Rocha Awad, Brazilian citizen, married, business administrator, bearer of the identity card (RG) No. 10.595.772-0, issued by SSP/SP, individual taxpayer’s register (CPF/MF) No. 145.527.458-59 resident and domiciled in the City and State of São Paulo, at Avenida Hélio Pelegrino, 720, apto. 31B, CEP 04513-100; (ii) Mrs. Karen Sanchez Guimarães, Brazilian citizen, single, attorney, bearer of the identity card (RG) No. 30.271.707-9 issued by SSP/SP, individual taxpayer’s register (CPF/MF) No. 324.302.698-99, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6º. andar, CEP 04538-132, (iii) Mr. Eric Alexandre Alencar, Brazilian citizen, married, mechanical engineer, bearer of the identity card (RG) No. 26.370.576-6 issued by SSP/SP, individual taxpayer’s register (CPF/MF) No. 258.232.758-94, resident and domiciled in the City and State of São Paulo, at Rua Coronel Artur de Paula Ferreira, 132/31, CEP 04511-060.

4.3. Pursuant to Article, 32, Paragraph 2 of the Company’s Bylaws, to elect Mr. Tomás Rocha Awad as chairman of the Audit Committee.

4.4. Pursuant to requirements of the US Sarbanes-Oxley Act, we hereby inform that (i) all members of the Audit Committee are independent members; and (ii) Mr. Tomás Rocha Awad meets the financial expert requirements.

4.5. In view of expiration of term of office, to elect to compose the Corporate Governance and Compensation Committee, with a term of office to expire on May 11, 2020, Mr. (i) Rodolpho Amboss, Brazilian citizen, married, civil engineer, bearer of the identity card (RG) No. 355.703 issued by SPTC/ES, individual taxpayer’s register (CPF/MF) No. 742.664.117-15, resident and domiciled in the United States of America, with business address at 40 West 57th Street, 29th floor, New York, NY, 10019; (ii) Mrs. Ana Maria Loureiro Recart, Brazilian citizen, married, attorney, bearer of the identity card (RG) No. 240.800-2 issued by SSP/DF, individual taxpayer’s register (CPF/MF) No. 261.320.138-06, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 3900, 6º. andar, CEP 04538-132; and (iii) Mr. Guilherme Vilazante Castro, Brazilian citizen, single, mathematician, bearer of the identity card (RG) No. 1.408.882 issued by SSP/DF, individual taxpayer’s register (CPF/MF) No. 769.608.461-53, resident and domiciled in the City and State of São Paulo, at Rua Gararu, 202, CEP 04513-060.

4.6. Pursuant to Article 32, Paragraph 2 of the Company’s Bylaws, to elect Mr. Rodolpho Amboss as chairman of the Corporate Governance and Compensation Committee.

5. Closure: With no further matters to be discussed, these minutes were read, approved and signed by the Board members.

Odair Garcia Senra	Rodolpho Amboss
Ana Maria Loureiro Recart	Tomás Rocha Awad
Eric Alexandre Alencar	Karen Sanchez Guimarães
Guilherme Vilazante Castro	Janine Maria Corrêa Pupo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer